U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                                  WALGREEN CO.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                              CTW INVESTMENT GROUP
___________________________________________________________________________

3. Address of the person relying on exemption:

               1900 L STREET, NW, SUITE 900 WASHINGTON, DC 20036
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):



CtW Investment Group's #proxyaccess proposal at $WAG Jan 8th meeting wins ISS support -letter to investors @ ow.ly/s9aK6


[The link cited in this Tweet is to the "Dear Shareholder" letter from CtW Investment Group to Walgreen investors that was posted on EDGAR on December 6, 2013 and is reproduced below.]


                           CTW INVESTMENT GROUP

December 5, 2013

Re: Support Proxy Access Proposal

Dear Walgreen Shareholder:

We urge you to vote FOR voting Item # 5 calling for the adoption of a proxy access bylaw at Walgreen Co.'s (NYSE: WAG) annual shareholder meeting on January 8, 2014.

 - PROXY ACCESS ENHANCES GOVERNANCE AND LONG-TERM ACCOUNTABILITY by giving long-term owners a meaningful voice in nominating and electing directors.
 - THE PROPOSAL'S OWNERSHIP THRESHOLD SUPPORTS A LONG-TERM FOCUS by following the 3% ownership and 3-year eligibility thresholds.
 - IT PROVIDES A CRITICAL SAFETY VALUE AS WALGREEN PURSUES AND RISKY AND AMBITIOUS TRANSFORMATION from a domestic drugstore chain into a global Alliance Boots. The structure of the deal disenfranchises shareholders and raises serious concerns about the company's future governance and strategic direction.

The CtW Investment Group, the sponsor of the proposal, works with union sponsored pension funds to enhance long-term shareholder returns through active ownership. These funds have $250 billion in assets under management and are substantial Walgreen shareholders.

PROXY ACCESS ENHANCES GOVERNANCE AND LONG-TERM ACCOUNTABILITY: In our view it encourages boards to be more accountable to shareholders, more vigilant in their oversight of management and more thoughtful in their nomination process. Critically, it enhances the voice of institutional investors with a long-term stake in the company's success. As the Norwegian Government Pension Fund Global, the world's largest pension fund, puts it: "A successful board should not fear proxy access."/1/

THE PROPOSAL'S OWNERSHIP THRESHOLD SUPPORTS A LONG-TERM FOCUS: It follows the "3%/3-year" model that was the basis for the SEC's now vacated 2010 proxy access rule, won majority shareholder support at Verizon and CenturyLink this year, and was adopted by the board at Hewlett-Packard.
The proposal allows a 3% shareholder or group who has held shares for at least 3 years to have their nominees for the board included in the proxy materials, so long as they are nominating candidates for no more than 20% of the board seats being filled. The structure safeguards against potential abuse by special interests and short-term activists, and provides long-term investors with an appropriate mechanism for use in extraordinary circumstances, such as in the wake of a costly transactional failure or other material governance failure.

IT PROVIDES A CRITICAL SAFETY VALUE AS WALGREEN PURSUES AND RISKY AND AMBITIOUS TRANSFORMATION: With the announcement in June 2012 of its planned acquisition of Alliance Boots ("AB"), Walgreen has embarked on a dramatic and potentially risky transformation of its strategy, board and ownership Structure, placing a high premium on the additional protections proxy access affords shareholders.

THE AB TRANSACTION'S COMPLICATED STRUCTURE DISENFRANCHISES SHAREHOLDERS:
At last year's shareholder meeting, we raised concern over the decision to structure the potential $20 billion acquisition of AB as a two-step process, denying shareholders a vote on the transaction until the final step (expected in the first

__________________________

/1/ http://www.sec.gov/Archives/edgar/data/1365135/000095015912000199/
px14a6g.htm

               1900 L Street, N.W. Washington, D.C. 20036
                              (202) 721-6060
                       www.ctwinvestmentgroup.com

      This is not a solicitation of authority to vote your proxy.
    Please DO NOT send us your proxy card as it will not be accepted.

half of 2015). With Walgreen already having taken a 45% stake in AB and begun integrating operations, management and governance, shareholders face the risk that they will be asked to vote on completing an acquisition that is considered a fait accompli and complicated to unwind.

THE DEAL DRAMATICALLY ALTERS WALGREEN'S GOVERNANCE PROFILE: Following the first-step of the transaction, AB's Executive Chairman Stefano Pessina holds a board seat and an 8% equity interest in Walgreen, rising to 16% of the outstanding shares if the second step is completed. This represents a sudden concentration of ownership in a single individual and marks a significant shift in Walgreen's governance structure, raising questions about whether Pessina could have undue influence. It should be noted that following the merger of Alliance Unichem, headed by Pessina, with Boots in 2006 to form AB, and the subsequent LBO in 2007, Pessina was ultimately able to displace management and pursue his own agenda at Sthe combined company.2 Of additional concern to long-term shareholders, Kohlberg Kravis Robert & Co., a part owner of AB, obtained the right to designate a board nominee (presently Dominic Murphy) despite currently holding less than a 1% stake in Walgreen.

THE STRATEGIC TRANSFORMATION CARRIES SIGNIFICANT RISKS: The AB transaction is the linchpin of an untested strategy for global growth - one that reorients the company from a domestic retailer with a long history of organic growth into a vast global conglomerate, combining retail and drug wholesale businesses. Besides integration challenges, the deal creates greater exposure for Walgreen shareholders to Europe's economic woes, since AB does over 90% of its business there. Perhaps of greatest concern, this foray into international expansion comes at a time when we believe that Walgreen should be focused on domestic improvement as it still suffers the effects of the Express Scripts debacle, which cost over $4 billion in prescriptions in 2012.

A NEED FOR SHAREHOLDER VOICE: For corporate governance, transactions present the true test of promises to advance and protect shareholder interests. Besides the many good governance reasons why proxy access is warranted, we believe Walgreen's ambitious and risky acquisition strategy places a premium on having enhanced outlets for shareholder voice in determining the path forward. Accordingly, we urge you to vote "FOR" our proxy access proposal.

If you would like to discuss our concerns directly, please contact my colleague Michael Pryce-Jones at 202-262-7437.

Sincerely,


/s/
Dieter Waizenegger
Executive Director, CtW Investment Group

_________________________

/2/ The Guardian, "Pessina tightens grip after Alliance Boots chief quits," July 12 2007. http://www.theguardian.com/business/2007/jul/12/ retail

       This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card as it will not be accepted.